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                                                                    EXHIBIT 4.01

                                 AMENDMENT NO. 1
                               TO RIGHTS AGREEMENT

         AMENDMENT NO. 1, dated as of November 9, 1999 ("Amendment No. 1"), to the Rights Agreement, dated as of October 1, 1996 (the "Rights Agreement") between Education Management Corporation, a Pennsylvania corporation, and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, successor to Mellon Bank, N.A., a national banking association, as Rights Agent (the "Rights Agent").

         WHEREAS, the Company and the Rights Agent previously entered into the Rights Agreement;

         WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 27; and

         WHEREAS, the Company has determined that it is desirable to amend the Rights Agreement as provided herein.

         NOW, THEREFORE, accordingly the Rights Agreement is amended as follows:

         1. The first sentence of Section 1(a) is hereby deleted in its entirety, and the following new sentence is hereby inserted in lieu thereof:

         "Acquiring Person" shall mean any Person (as hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as hereinafter defined) of 17.5% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary (as hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan, (iv) a Person who or which shall become the Beneficial Owner of 17.5% or more of the Common Shares then outstanding, if the transaction in which such Person became the Beneficial Owner of 17.5% or more of the Common Shares then outstanding had received prior approval of a majority of the Board of Directors or
         (v) Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc., Baron Asset Fund (or any other fund or funds managed by an entity controlled by Ronald Baron) or Ronald Baron (collectively, the "Baron Holders"); provided, however, that the foregoing exception for the Baron Holders shall be effective only for so long as the Baron Holders and their respective Affiliates and Associates do not in the aggregate beneficially own more than 5,922,600 Common Shares of the Company, such number to be appropriately adjusted to reflect any stock split, stock dividend, reclassification, subdivision, consolidation or combination of the Common Shares after November 9, 1999 or the exercise of any Rights issued to the Baron Holders pursuant to this Agreement.

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         IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 as of the date first written above.


                                      EDUCATION MANAGEMENT CORPORATION
Attest:


By: /s/ Kathleen Clover               By: /s/ Robert T. McDowell
   --------------------------            ---------------------------------
   Kathleen Clover                       Name:  Robert T. McDowell
   Assistant Secretary                   Title: Executive Vice President and
                                                Chief Financial Officer


                                      CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
Attest:


By: /s/ Rita A. Swartz                By: /s/ Anita Landreau
   --------------------------            ---------------------------------
   Rita A. Swartz                        Name: Anita Landreau
   Vice President                        Title: Assistant Vice President




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